Exhibit 99.1

CyberArk Appoints Mary Yang to its Board of Directors

NEWTON, Mass. and PETACH TIKVA, Israel – November 9, 2023 – CyberArk (NASDAQ: CYBR), the identity security company, today announced Mary Yang as the newest member of its board of directors. Yang has more than 25 years of experience in technology-related fields and has built a successful career serving in executive leadership positions focused on strategy execution, corporate development, alliance opportunities and global M&A activity.

Yang was most recently senior vice president and chief strategy officer of Ciena Corporation, a networking systems, services and software company. She currently serves on the board of directors at Sunnova Energy International Inc., a leading energy service provider.

“Mary brings strong leadership experience to the CyberArk board from her time with several global energy, networking and cybersecurity companies,” said Udi Mokady, founder and executive chairman, CyberArk. “Mary has impressive operational and public company board experience that can help support CyberArk as we deliver on our long-term strategy. We look forward to Mary’s contributions as CyberArk continues to capitalize on our current momentum to drive growth, deliver profitability and further expand our leadership in identity security.”

“It is an honor to join the CyberArk board, and to be an integral part of such an accomplished and focused group of professionals who combine their varied backgrounds and experiences for the benefit of this incredible company. With a foundation in cybersecurity innovation and an unrelenting focus on customer success, CyberArk is well positioned for its next phase of growth,” said Yang.

With this new appointment, current board member David Schaeffer will step down. Schaeffer has served as a member of the CyberArk board of directors since May 2014.

“David has been an incredibly valuable member of our board – providing guidance and insight that has supported CyberArk through our IPO to the success we have today. We would like to thank David for his contributions, and for the strong, trusted relationships he has built with the board and the executive team over the years,” said Mokady.

Prior to Ciena, Yang served as vice president of business and corporate development at NIO Inc., a leader in the design and development of smart, high-performance electric vehicles. She also served as vice president of corporate development and strategic alliances at cybersecurity company Fortinet, Inc. She previously held senior leadership roles in strategy and corporate development at leading communications companies including Cisco Systems, Inc. and Nortel Networks Limited. Yang holds a Juris Doctorate from Stanford Law School and several academic degrees from Stanford University including Master of Business Administration, Master of Science in Management Science and Engineering, and Bachelor of Arts in Quantitative Economics.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s quarterly results of operations due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; risks related to sales made to government entities; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the duration and scope of the COVID-19 pandemic and its resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; regulatory and geopolitical risks associated with global sales and operations, as well as the location of our principal executive offices, most of our research and development activities and other significant operations in Israel; changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on intelligent privilege controls, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on LinkedIn, X, Facebook or YouTube.

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Media Contacts:
Carissa Ryan, CyberArk
Email: press@cyberark.com

Investor Relations:
Erica Smith, CyberArk
Email: ir@cyberark.com